Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2022 AND 2021

In this report, as used herein, and unless the context suggests otherwise, the term “Company” refers to Bit Origin Ltd, and the terms “we” “us” or “ours” refer to the combined business of Bit Origin Ltd, its subsidiaries and other consolidated entities. References to “dollar” and “$” are to U.S. dollars, the lawful currency of the United States, and references to “Renminbi” and “RMB” are to the legal currency of China. References to “SEC” are to the Securities and Exchange Commission.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited consolidated financial statements and the related notes included elsewhere in this report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the fiscal year ended June 30, 2022 filed with the Securities and Exchange Commission on August 25, 2022 (the “2022 Annual Report”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this report on Form 6-K, and those listed in the 2022 Annual Report under “Item 1A. Risk Factors” or in other parts of the 2022 Annual Report.

Recent Developments

New Business

We are engaged in the Bitcoin mining operation. We use specialized computers, known as miners, to generate Bitcoins, a digital asset (also known as a cryptocurrency). The miners use application specific integrated circuit (“ASIC”) chips. These chips enable the miners to apply greater computational power, or “hash rate”, to provide transaction verification services (known as solving a block) which helps support the Bitcoin blockchain. For every block added, the Bitcoin blockchain awards a Bitcoin award equal to a set number of Bitcoins per block. Miners with a greater hash rate have a higher chance of solving a block and receiving a Bitcoin award.

On December 14, 2021, we formed SonicHash Inc. (“SonicHash Canada”), a company incorporated under the laws of Alberta, Canada. On December 16, 2021, we formed SonicHash Pte. Ltd. (“SonicHash Singapore”), a company incorporated under the laws of Singapore. On December 17, 2021, we formed SonicHash LLC (“SonicHash US”) under the laws of the State of Delaware. We hold 100% equity interest in SonicHash Canada, SonicHash Singapore and SonicHash US, which mainly engage in cryptocurrency mining related operation and management.

On December 15, 2021, SonicHash Canada purchased 742 units of cryptocurrency mining equipment for a total purchase price of $6,999,200, excluding tax. These equipment were delivered to a mining facility in Georgia, U.S. and started to generate revenue from May 2022.

On January 6, 2022, SonicHash US purchased 686 units of cryptocurrency mining equipment for a total purchase price of $5,995,640, excluding tax. 126 units were delivered to a mining facility in Georgia, U.S. and started to generate revenue from May 2022; 560 units were delivered to Indiana, U.S. and started to generate revenue from July 2022.

On February 14, 2022, SonicHash US purchased 2,200 units of cryptocurrency mining equipment for a total purchase price of $13,281,400, excluding tax. 1,140 units were delivered to a mining facility in Indiana, U.S. and started to generate revenue from July 2022. 1,060 units were delivered to a mining facility in Wyoming, U.S. by the end of December 2022.

On August 15, 2022, SonicHash US purchased 622 units of cryptocurrency mining equipment for a total purchase price of $3,110,000, payable in the form of 8,685,574 ordinary shares. The miners were delivered to a mining facility in Georgia, U.S. and started to generate revenue from September 2022.

By the end of December 2022, we had totally purchased 4,250 units of cryptocurrency mining equipment. We moved 2,550 units from the mining facilities in Georgia and Indiana to a mining facility in Wyoming, U.S. by the end of December 2022, and kept 1,700 units arrived in a mining facility in Marion Indiana, U.S. from July 2022 until now.

We do not have miners for cryptocurrencies other than Bitcoin. We do not and will not have any cryptocurrency operations in China.

Symbol and Name Change

Effective as of February 15, 2022, our Nasdaq trading symbol changed from “PLIN” to “BTOG.” On April 27, 2022, the special shareholder meeting approved to change our name from China Xiangtai Food Co., Ltd. to Bit Origin Ltd, which was effective in May 2022.

Disposition of Xiangtai BVI and Silanchi

Our farmers’ market and supermarket and grocery stores business and feed raw materials business were negatively affected by the economic cycle and the spread of COVID-19, and they had been operating at losses. On March 31, 2022, we entered into a share purchase agreement (the “Share Purchase Agreement”) with Ocean Planet Future Limited (the “Buyer”). Pursuant to the Share Purchase Agreement, we agreed to sell all the equity interest in WVM Inc. and China Silanchi Holding Limited (the “Subsidiaries”), the wholly-owned subsidiaries of us, to the Buyer for a cash price of $1,000,000 and the remaining loan of disposed entities carried by the Buyer amounted to $3,029,212 (the “Disposition”). The Board of Directors approved the transaction contemplated by the Share Purchase Agreement. The Disposition closed on April 27, 2022 and represented our completing the disposition of the slaughterhouse and meat processing business and the feed raw materials business and focusing on the bitcoin mining business.

Summary of Cryptocurrency Mining Results

The following table presents additional information about our cryptocurrency mining activities of Bitcoin (“BTC”) in coins and amounts during the six months ended December 31, 2022:

	Quantities (in coins)	Cryptocurrencies
	BTC	Amounts
Balance at July 1, 2021	—	$—
Revenue recognized from cryptocurrencies mined	7.17	192,351
Hosting fees	—	—
Proceeds from sale of cryptocurrencies	—	—
Realized gain on sale/exchange of cryptocurrencies	—	—
Impairment loss of cryptocurrencies	—	(50,463)
Balance at June 30, 2022	7.17	$141,888
Revenue recognized from cryptocurrencies mined	102.36	2,060,810
Hosting fees	(5.72)	(97,260)
Proceeds from sale of cryptocurrencies	(14.70)	(288,250)
Realized loss on sale/exchange of cryptocurrencies	—	(20,395)
Impairment loss of cryptocurrencies	—	—
Balance on December 31, 2022 (Unaudited)	89.11	$1,796,793

Results of Operations

The tables in the following discussion summarize our consolidated statements of operations for the periods indicated. This information should be read together with our unaudited condensed consolidated financial statements included elsewhere in this press release. The operating results in any period are not necessarily of the results that may be expected for any future period.

Revenue

Total cryptocurrency mining revenue for the six months ended December 31, 2022 and 2021 was approximately $2.1 million and nil, respectively. We started Bitcoin mining in May 2022 and were awarded a total of 102.36 coins during the six months ended December 31, 2022 at an average Bitcoin value of $20,133.

Costs and expenses

Cost of revenues for cryptocurrency mining for the six months ended December 31, 2022 and 2021 was approximately $4.2 million and nil, respectively. Cost of revenues consists primarily of all-in-one production costs of mining operations, and depreciation expense of our own mining equipment recorded during the six months ended December 31, 2022. We signed hosting agreement with hosting partners, and the hosting partners install the mining equipment and provide elective power, internet services and other necessary services to maintain the operation of the mining equipment. All the related operating fees are included in the all-in-one monthly fees charged by the hosting partners.

Gross Profit

The gross profit for the six months ended December 31, 2022 and 2021 was approximately ($2.2) million and nil, respectively. The negative gross profit for the six month of 2022 was due to the expenses incurred for the various initial setup expenses for the facilities as discussed above.

General and Administrative Expenses

General and administrative expenses decreased by approximately $27,000, or 1.6%, from approximately $1.71 million for the six months ended December 31, 2021 to approximately $1.68 million for the six months ended December 31, 2022. The decrease in general and administrative expenses was primarily due to the decrease of approximately $0.4 million professional and legal expenses which were mainly due to the disposal transaction incurred during the six months ended December 31, 2021, the decrease of approximately $0.1 million advertising expense, and the decrease of approximately $0.1 million insurance fees. The decrease in general and administrative expenses was offset by the increase of approximately $0.3 million rent expense and the increase of approximately $0.2 million salary expense.

Stock Compensation Expenses

We incurred approximately $20,000 on stock compensation expense in relation to our ordinary shares issued to our business consulting firm for its services performed from June 2021 to October 2021 during the six months ended December 31, 2021.

Income (Loss) from Operations

The loss from operations for the six months ended December 31, 2022 was approximately $3.9 million, an increase of approximately $2.1 million, or 125.9%, from approximately $1.7 million for the six month ended December 31, 2021. The increase was mostly attributable to the increase of negative gross profit as the reasons that we mentioned above.

Other Income (Expense), Net

Our other income (expenses), net, consists of realized loss on sale/exchange of cryptocurrencies, interest expense, other finance expense, other income (expenses), net, and gain on debt settlement. Our total other expenses, net was approximately $0.1 million during the six months ended December 31, 2022, a decrease of approximately $0.9 million, or 118.7%, as compared to our other income, net of approximately $0.8 million during the six months ended December 31, 2021. The decrease was mainly due to the decrease of gain on debt settlement of approximately $0.8 million, the increase of interest expense of approximately $0.1 million for convertible debenture, and the realized loss on sale/exchange of cryptocurrencies of approximately $20,000 for the six months ended December 31, 2022.

Provision for Income Taxes

We did not have any taxable income for those continuing operations during the six months ended December 31, 2022 and 2021.

Net Loss from Continuing Operations

Our net loss from continuing operations was approximately $4.0 million for the six months ended December 31, 2022, increased by approximately $3.1 million, or 336.6%, from net loss from continuing operations of approximately $0.9 million for the six months ended December 31, 2021. Such change was the result of the combination of the changes as discussed above.

Net Loss from Discontinued Operations

Our farmers’ market and supermarket and grocery stores business and feed raw materials business were negatively affected by the economic cycle and the spread of COVID-19, and they had been operating at losses. On March 31, 2022, we entered into a share purchase agreement (the “Share Purchase Agreement”) with Ocean Planet Future Limited (the “Buyer”). Pursuant to the Share Purchase Agreement, we agreed to sell all the equity interest in WVM Inc. and China Silanchi Holding Limited (the “Subsidiaries”) to the Buyer for a cash price of $1,000,000 and the remaining loan of disposed entities carried by the Buyer amounted to $3,029,212 (the “Disposition”). The closing of the disposition was completed on April 27, 2022. As a result, the results of operations for our farmers’ market and supermarket and grocery stores business are reported as discontinued operations under the guidance of Accounting Standards Codification 205.

Our net loss from discontinued operations was approximately $27.2 million for the six months ended December 31, 2021. The net loss from discontinued operations was mainly due to bad debt allowance for accounts receivables of approximately $26.2 million and other expenses of approximately $0.9 million. The net loss from discontinued operations was mainly offset by the gross profit of approximately $0.4 million during the six months ended December 31, 2021.

Net Loss

Our net loss was approximately $4.0 million for the six months ended December 31, 2022, decreased by approximately $24.1 million, or 85.8%, from a net loss of approximately $28.1 million for the six months ended December 31, 2021. Such change was the result of the combination of the changes as discussed above.

The following tables reconcile our non-GAAP net income to the most directly comparable financial measures calculated in accordance with U.S. GAAP, which are net loss (income) attributable to our ordinary shareholders.

	For the Six Months ended December 31,
				Percentage
	2022	2021	Change	Change
Reconciliation of net loss to Non-GAAP net (loss) income
Net loss	$(4,004,805)	$(28,143,092)	$(24,138,287)	(85.8)%
Stock compensation expense	-	21,140	(21,140)	(100.0)%
Non-GAAP net loss	$(4,004,805)	$(28,121,952)	$(24,117,147)	(85.8)%

Our non-GAAP net loss decreased by approximately $24.1 million, or 85.8%, to non-GAAP net loss of approximately $4.0 million for the six months ended December 31, 2022, from non-GAAP net loss of approximately $28.1 million for the six months ended December 31, 2021. Such change was primarily attributable to the operations of new business and the net loss from discontinued operations as discussed above.

Liquidity and Capital Resources

In assessing our liquidity, we monitor and analyze our cash on-hand and its operating expenditure commitments. Our liquidity needs are to meet its working capital requirements and operating expenses obligations. To date, we have financed our operations primarily through cash flows from operations and proceeds from financial institutions or third-party loans.

As of December 31, 2022, we had working capital of approximately $3.7 million. We had other receivables of approximately $2.6 million, most of them were short-term in nature and we believe, can be collected back within our operating cycle to be used to support our working capital requirements. We engage in Bitcoin mining business, the Bitcoins we mined can be used to pledge and finance. In addition, equity financing has been utilized to finance our working capital requirements and capital expenditures.

Based on the above considerations, management is of the opinion that we have sufficient funds to meet our working capital requirements for the next twelve months from the date of this report.

The following summarizes the key components of our cash flows for the six months ended December 31, 2022 and 2021.

	For the Six Months Ended December 31,
	2022	2021
Net cash used in operating activities from continuing operations	$(3,165,884)	$(1,693,081)
Net cash provided by operating activities from discontinued operations	-	1,764,371
Net cash provided by (used in) investing activities from continuing operations	288,250	(6,999,200)
Net cash used in investing activities from discontinued operations	-	(3,164)
Net cash provided by financing activities from continuing operations	2,892,716	15,996,305
Net cash used in financing activities from discontinued operations	-	(1,787,607)
Effect of exchange rate change on cash	-	(14,345)
Net change in cash and cash equivalents	$15,082	$7,263,279

Operating activities

Net cash used in operating activities from continuing operations was approximately $3.2 million for the six months ended December 31, 2022, which was mainly due to the net loss from continuing operations of approximately $4.0 million, the increase of cryptocurrencies - mining of approximately $2.0 million, the increase of prepayments of approximately $0.5 million, the increase of security deposits of approximately $0.2 million and the decrease of other payables and accrued liabilities of approximately $0.3 million. The net cash used in operating activities was mainly offset by the non-cash items of depreciation and amortization of approximately $2.4 million and the decrease of other receivables of approximately $1.1 million.

Net cash used in operating activities from continuing operations was approximately $1.7 million for the six months ended December 31, 2021, which was mainly due to the net loss from continuing operations of approximately $0.9 million and non-cash item of approximately $0.8 million gain on debt settlements.

Investing activities

Net cash provided by investing activities for the six months ended December 31, 2022 was due to sale of Bitcoins mined of approximately $0.3 million.

Net cash used in investing activities for the six months ended December 31, 2021 was due to purchases of Bitcoin mining equipment of approximately $7.0 million.

Financing activities

Net cash provided by financing activities from continuing operations was approximately $2.9 million for the six months ended December 31, 2022, which was mainly due to repayments from other receivables – related parties of $0.4 million, proceeds from third party loans of approximately $0.8 million, and proceeds from convertible debentures of $1.8 million.

Net cash provided by financing activities for the six months ended December 31, 2021 was due to the proceeds from issuance of ordinary shares through public offering of approximately $15.1 million and proceeds from other payables – related parties of approximately $0.9 million.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.